Via Facsimile and U.S. Mail
Mail Stop 6010

June 20, 2008

Mr. L. Stephen Smith
Chief Executive Officer and Director
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, CA 94597

      Re: **The PMI Group, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               File No. 1-13664

Dear Mr. Smith:

     We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Carlton E. Tartar
               Branch Chief